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                              May 17, 2021

       Jianwei Li
       Chairman and Co-Chief Executive Officer
       TradeUP Acquisition Corp.
       437 Madison Avenue, 27th Floor
       New York, NY 10022

                                                        Re: TradeUP Acquisition
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed May 7, 2021
                                                            File No. 333-253322

       Dear Mr. Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       Description of Securities
       Warrants, page 120

   1. We note your disclosure here that the Company agrees that any action, proceeding or claim any action,
proceeding or claim against you arising out of or relating in any way to the warrant agreement
will be brought and enforced in the courts of the State of New York or the United States
District Court for the Southern District of New York, and irrevocably submits to such
jurisdiction, "which jurisdiction will be the exclusive forum" for any such action, proceeding or
claim. We also note that Section 9.3 of your warrant agreement filed as Exhibit 4.4
has been revised to state this jurisdiction is exclusive and that this exclusive forum
provision applies to claims under the Securities Act. Please revise your disclosure here and
include a new risk factor to clearly describe any risks or other impacts
 Jianwei Li
TradeUP Acquisition Corp.
May 17, 2021
Page 2
      on investors and address any uncertainty about enforceability.
       You may contact Steven Lo, Staff Accountant, at 202-551-3394 or Raj Rajan, Staff
Accountant, at 202-551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.



                                                           Sincerely,
FirstName LastNameJianwei Li
                                                           Division of
Corporation Finance
Comapany NameTradeUP Acquisition Corp.
                                                           Office of Energy &
Transportation
May 17, 2021 Page 2
cc:       Arila Zhou, Esq.
FirstName LastName